Filed by Hortonworks, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Hortonworks, Inc.

Commission File No. 001-36780

This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Hortonworks, Merger Sub and Cloudera.

Hortonworks Employee FAQ

Q: What does this announcement mean, and what are the next steps?

A: We announced today that we have signed an agreement with Cloudera, under which Cloudera and Hortonworks will join together into a single company branded as Cloudera, Inc. We anticipate that closing of our deal will take place in the first quarter of calendar 2019. In the meantime, it’s business as usual at both companies. Until the deal is closed, we will continue to operate independently. There are very important legal reasons for our continued operational separateness that will be explained in this FAQ.

Q: Why are we merging?

A: We agreed to combine with Cloudera because we can create a stronger company together, and move faster toward our product and innovation goals.

By concentrating on a single shared platform, we’ll move faster and deliver more, driving value for customers and both new and expansion revenue growth. We each have products and services not offered by the other, and large installed bases. By joining together, we can cross-sell those distinguished products to our shared customer base. In addition, financial investors value cash flow and revenues, and the combined company has a better profile than either of us does separately.

Please see the Press Release and presentation to investors issued today for more information on why we believe the combined company will be successful.

Q: What does “closing” of this deal entail and when will it happen?

A: Now that the merger agreement has been signed and the deal is announced, the companies will shift to preparing for closing and successfully integrating business operations after the closing. There are multiple regulatory filings that must be made, including antitrust filings and SEC filings, which can take multiple months. In addition, the stockholders of each company must meet and vote to approve the deal. We anticipate that closing of our deal will take place in the first quarter of calendar 2019.

Q: Given the new CEO and the new company name, is Hortonworks being acquired by Cloudera? What role will Rob Bearden have?

A: No, this is a merger of equals. We each bring unique strengths to the table, and we are better together for customers. Rob will remain on the Board.

Q: What does this mean for our customers…

A: The two companies are committed to a modern hybrid data platform running the enterprise’s most demanding data engineering, data warehousing, machine learning, streaming and IOT applications across datacenter, public clouds and edge. Together we plan to provide customers with an even better platform, supporting a bigger ecosystem, advancing towards a shared vision of the future backed by a growing open source community.

Because of our shared commitment to open source and industry standards, we believe we can quickly deliver a combined platform that gives our customers the best innovation from the two companies. Upon closing of this merger we’ll create a combined platform that will build on the respective strengths of the two companies in areas such as streaming, security, governance, IOT, machine learning, workload management and more.

Q: Who will be on the leadership team of the combined company?

A: The 10 member board of directors will consist of five members from the current Cloudera board, four members from the current Hortonworks board, and one new member to be chosen at a future date. Tom Reilly will be the CEO, and will remain on the board. Jim Frankola will be the CFO. Scott Davidson will be the COO, and Arun Murthy will be the CPO of the combined companies. We are committed to ensuring we have the best go-forward leadership team, leveraging top talent from each company. Leadership from both companies will be working in the coming weeks to identify the full leadership team, and additional changes will be announced as we go through the integration planning process.

Q: What does this mean for employees?

A: The merger is not yet closed, so there is no job responsibility difference for employees at this time. Leadership teams from both companies are developing a comprehensive integration plan for the merger that will be implemented after the closing, and representative employees from each company will be participating in this process. We will be methodical and thoughtful about decisions relating to organizational changes as we build the combined company with the best people and the best technology. But, as mentioned, these plans are still being formulated, and our deal will not close for several months. Thus, we ask for your patience while we develop our plans and communicate them. But at this time it is business as usual.

Q: Will this merger affect my benefits?

A: The merger will have no immediate effect on your benefits.

Q: What will happen to my 401k, should I continue to contribute?

A: The merger will have no immediate effect. You should continue as you normally would.

Q: Before closing, can we collaborate with Cloudera employees on customer accounts, selling activities, product alignment, etc.?

A: The short answer is “no.” Before closing, we will remain separate companies and we must continue to behave as separate companies. As one example, we cannot share pricing or other sensitive customer account information or any other competitively sensitive information. We cannot coordinate our sales activities or channels activities in any manner. We must continue to treat Cloudera as we have in the past. It is very important that our employees not contact any Cloudera employees (and vice versa) until the merger is completed. Violation of these rules could run afoul of the antitrust laws and put the transaction in jeopardy. There will be a separate integration planning team, with legal oversight, the members of which will be specifically tasked to communicate and plan these items with Cloudera.

During our pre-closing period, if you are approached by a Cloudera employee seeking information or collaboration, please let David Howard know immediately.

Similarly, if a prospect or current customer asks for a joint-meeting between us and Cloudera so we can collaborate or for other purposes, please let David Howard know.

Q: What products will be sold by the merged companies and what products will be sunsetted?

A: Both companies have active sales cycles and customers already in production on our respective platforms. Those customers will continue to be supported on the products they are running or that they purchase pursuant to their contracts.

After the transaction closes, we will continue to support both platforms for three years. Over time we will create a superior unified platform offering product for the market. In many cases we share underlying open source components. In others, we have complementary offerings that do not overlap, and will include them both. In a few cases, we each have components whose function overlaps. We will use business and engineering judgment to select the one that serves as the long-term foundation in the product, and then make sure that it supports all the features that either company’s customers depend on. Our intent is to offer customers a superior unified platform, upgrading the consolidated product from either company.

Q: What can I sell?

A: Again, it is business as usual. The merger has no immediate effect on what or how your sell.

Q: What can we do together that we couldn’t have done separately?

A: Resources are finite, and so, in reality, there are many things that we will do together that, realistically, we would not have done separately. This is not a question of engineering talent or what each company, in an ideal world with no constraints, could have done. It’s a question of what we each would have done in the real world with real resource constraints. And those resources—compared to our primary competitors such as Google, Amazon, Oracle, and Microsoft—are very much constrained. The combination lets us take on the giants of the big data industry, focus on creating an even more meaningful open source alternative, a “safe choice” for our customers and partners. The combination lets us concentrate on investments in the common open source core, benefitting everyone, yet at the same time increasing our resources available to work on other areas. Aligning on a single common offering in our converged product eliminates duplication and lets us combine the strengths of each to deliver more innovative and more diverse products to our customers. Scale and a larger customer base creates more opportunities to sell our IoT, DW and ML capabilities, driving more revenue and permitting more investment at responsible margins.

Q: Can I trade in Hortonworks stock during the pre-closing period?

A: Our Insider Trading Policy continues to apply, which means you can trade in Hortonworks stock only if you are not subject to a quarterly or special blackout and you are not in possession of material, non-public information.

In addition, given the relationship between our companies, information about Hortonworks might be considered information about Cloudera and its securities as well. Thus, employees are also prohibited from trading in Cloudera securities while in possession of material nonpublic information about Hortonworks.

If you have questions, or think the information you have might be considered material, contact legal.

Q: Can Cloudera trade in Hortonworks stock during the pre-closing period and vice versa?

A: Given the relationship between our companies, material non-public information about Cloudera might be considered information about Hortonworks as well. Thus, employees are prohibited from trading in Hortonworks securities if they know material non-public information about Hortonworks OR Cloudera.

Q: Will there be a lock up prior to, or after the closing?

A: There is no lock up period. But as stated above, our Insider Trader Policy continues to be in effect.

Q: What happens to my existing equity?

A: Nothing happens to your equity right away. After the closing it will be converted to CDLR. You will receive 1.3 shares of CDLR for any unvested share of HDP. Your vesting terms will continue as per you original agreement.

Q: Can we talk about the transaction? What can we say between now and the close of the transaction to our customers, partners, friends, and family?

A: You can relay to them any publicly available information, such as information included in the press release announcing the merger. It is important, however, to not speculate to anybody outside the company (including via social media such as Facebook, Twitter, or blogs), about the anticipated timing of completion of the merger, what may happen once the merger is complete, or any other non-public information.

Posting about the company is only allowed pursuant to our social media policy. With respect to this deal, all posts must be pre-approved by our legal team or investor relations team.

If you are going to post about this merger on social media, the following text is pre-approved:

Cloudera and Hortonworks agree to merge! Learn more here: [link to PR]

Q: What should I do if somebody from the media or an investor contacts me?

A: You are not allowed to speak to the media or investors on behalf of the company about this deal or other Hortonworks business matters. It is important that we communicate with one voice. Please forward any inquiries from the media to Michelle Lazzar or investors to Reuben Gallegos.

Q: What should I do now? What happens next?

A: Between now and when we close the merger, we are two separate companies and you should continue to focus on your job. It’s business as usual so we can keep delivering our absolute best to our customers. We will be running a post-merger integration (PMI) process to bring the two companies together. You will hear more from this planning and integration team in both the planning phase (pre-merger) and post-merger.

Q: Should I expect organizational changes given there are others in my role at Cloudera?

A: As mentioned, there will be a Post-Merger Integration team that will be working very hard to bring the two companies together. Until then, it is imperative that we continue to conduct ourselves, and the business, as we do today. Business as Usual!

Q: Will we continue to hire? What about backfills?

A: Effectively immediately we will pause all hiring except those roles that are critical in delivering revenue in Q4. Backfills will be evaluated on a case by case basis. Please contact Human Resources if you have questions, or have a backfill to be considered.

Q: What will happen to our Santa Clara headquarters and Cloudera’s Palo Alto headquarters?

A: They will remain in place until further notice. There are long term leases to consider that will take some time to consolidate. This will be evaluated during the integration process.

Additional Information and Where to Find It

In connection with the proposed merger between Cloudera, Inc. (“Cloudera”) and Hortonworks, Inc. (“Hortonworks”), Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Hortonworks and Cloudera and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, HORTONWORKS’ AND CLOUDERA’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF HORTONWORKS AND CLOUDERA WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Hortonworks and Cloudera, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Hortonworks and Cloudera make available free of charge at www.hortonworks.com and www.cloudera.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Hortonworks, Cloudera and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Hortonworks and Cloudera in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. Security holders may obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. To the extent the holdings of Hortonworks securities by Hortonworks’ directors and executive officers or the holdings of Cloudera securities by Cloudera’s directors and executive officers have changed since the amounts set forth in Hortonworks’ or Cloudera’s respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Hortonworks’ website at www.hortonworks.com and Cloudera’s website at www.cloudera.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Hortonworks or Cloudera may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Hortonworks or Cloudera to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Hortonworks or Cloudera does business, or on Hortonworks’ or Cloudera’s operating results and business generally; (v) Hortonworks’ or Cloudera’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Hortonworks or Cloudera may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Hortonworks or Cloudera may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Hortonworks and Cloudera are set forth in their respective filings with the SEC, including each of Hortonworks’ and Cloudera’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors” and Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Hortonworks’ most recent Quarterly Report on Form 10-Q and Cloudera’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Hortonworks and Cloudera and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Hortonworks and Cloudera file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Hortonworks and Cloudera assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.